Exhibit (a)(5)(B)

MTY Food Group Inc. Announces Successful Tender Offer for BBQ Holdings, Inc. Common Stock

MONTREAL, September 26, 2022 – MTY Food Group Inc. (TSX: MTY) (“MTY”) today announced the successful completion of its previously announced tender offer for all of the outstanding shares of common stock of BBQ Holdings, Inc. (NASDAQ: BBQ) (“BBQ Holdings”), at a per share price of $17.25 in cash, without interest and less any applicable withholding taxes. The tender offer was effected by Grill Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of MTY.

The depositary for the tender offer has advised MTY that, as of the expiration of the tender offer at one minute following 11:59 p.m. (12:00 midnight), New York City time, on September 21, 2022, approximately 9,724,637 shares of BBQ Holdings’ common stock (excluding shares with respect to which notices of guaranteed delivery were delivered but which shares were not yet delivered) had been validly tendered and not validly withdrawn, representing approximately 91.94% of BBQ Holdings’ outstanding shares of common stock. All conditions to the tender offer were satisfied, and the tender offer was not extended.

All shares of common stock that were validly tendered and not validly withdrawn have been accepted for purchase and will be promptly paid for by Merger Sub.

MTY expects to complete the acquisition of BBQ Holdings on September 27, 2022 through a merger of Merger Sub with and into BBQ Holdings, in accordance with Section 302A.613(4) of the Minnesota Business Corporation Act (the “MBCA”). Each remaining share of common stock of BBQ Holdings not purchased in the tender offer (other than shares held in the treasury of BBQ Holdings, any shares owned by MTY or any of its respective subsidiaries and shares held by any BBQ Holdings’ shareholder who has validly exercised its dissenter’s rights under the MBCA) will be converted into the right to receive the same $17.25 in cash, without interest and less any applicable withholding taxes, that will be paid in the tender offer. Upon completion of the merger, BBQ Holdings will become an indirect wholly-owned subsidiary of MTY.

Following completion of the merger, shares of common stock of BBQ Holdings will cease to be traded on NASDAQ and will no longer be listed on NASDAQ.

About MTY

MTY franchises and operates quick-service and casual dining restaurants under approximately 80 different banners in Canada, the United States and internationally. Based in Montreal, MTY is a family whose heart beats to the rhythm of its brands, the very soul of its multibranded strategy. For over 40 years, it has been increasing its presence by delivering new concepts in quick-service restaurants and making acquisitions and strategic alliances that have allowed it to reach new heights year after year. By combining new trends with operational know-how, the brands forming the MTY now touch the lives of millions of people every year. With approximately 6,660 locations in operation, the many brands of MTY have the key to responding to the different tastes and needs of consumers today and tomorrow.

For more information about MTY or the transaction, please contact Eric Lefebvre, Chief Executive Office at 1-514-336-8885 or by email at ir@mtygroup.com or visit our website, https://mtygroup.com or SEDAR’s website at www.sedar.com under MTY’s name.

About BBQ Holdings

BBQ Holdings, Inc. (NASDAQ: BBQ) is an international restaurant company engaged in the business of franchising, and operating casual and fast casual dining restaurants. As of August 8, 2022, BBQ Holdings has multiple brands with over 100 Company-owned locations and over 200 franchised locations, including ghost kitchens operating out of the kitchen of another restaurant location or shared kitchen space. While BBQ Holdings continues to diversify its ownership in the restaurant community, it was founded with the principle of combining the “art and science” of barbecue to serve up the very best of the best to barbecue lovers everywhere. Along with a wide variety of BBQ favorites, BBQ Holdings also operates Granite City Food and Brewery restaurants which offer award winning craft beer and a made-from-scratch, chef driven menu featuring contemporary American cuisine. Village Inn and Bakers Square add a legendary family dining element to BBQ Holdings specializing in breakfast and pies. Tahoe Joe’s is known for their steaks and chops cooked over an open wood pellet broiler. Recently acquired Barrio Queen adds an authentic Mexican cuisine, and the Famous Craft Concepts brands adds bar-centric restaurants to further diversify the BBQ Holdings portfolio.

For more information about BBQ Holdings or the transaction, please contact InvestorRelations@bbq-holdings.com or visit our website, https://ir.bbqholdco.com/ or the SEC website at www.sec.gov under the BBQ Holdings name.